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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                               (Amendment No. 7)

                     GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                           (Name of Subject Company)


                     GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                     (Name of Person(s) Filing Statement)

                         Common Stock, Par Value $0.25
          (including the associated preferred stock purchase rights)
                        (Title of Class of Securities)

                                  379335 10 2
                     (CUSIP Number of Class of Securities)

                            Jeanette H. Quay, Esq.
                                Vice President,
                         General Counsel and Secretary
                     Global Industrial Technologies, Inc.
                      2121 San Jacinto Street, Suite 2500
                              Dallas, Texas 75201
                                (214) 953-4500
  (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   Copy to:

                             James C. Morphy, Esq.
                              Sullivan & Cromwell
                               125 Broad Street
                           New York, New York 10004
                                (212) 558-4000


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     This Amendment No. 7 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 23, 1998, and as subsequently amended (as so amended, the "Schedule 14D-9"), by Global Industrial Technologies, Inc., a Delaware corporation (the "Company"), relating to the offer by WHX Corporation, a Delaware corporation, to purchase for cash through its wholly-owned subsidiary, GT Acquisition Corp., a Delaware corporation, all of the outstanding common shares, par value $0.25 per share, of the Company, together with the Rights. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.


Item 4.   The Solicitation or Recommendation.

     Item 4(b) is hereby amended and supplemented by adding the following paragraph.

          On March 9, 1999, the Company announced that the Board has set May 28, 1999 as the date of the Company Annual Meeting and April 8, 1999 as the record date. A copy of the press release issued in connection therewith is filed hereto as Exhibit 17 and is incorporated herein by reference.

Item 7.   Certain Negotiations and Transactions by the Subject Company.

     Item 7(a-b) is hereby amended and supplemented by adding the following paragraph:

          On March 8, 1999, the Company, A.P. Green Industries, Inc., a Delaware corporation and a wholly owned subsidiary of the Company, and Chemical Lime Company, a Nevada corporation ("Chemical") entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which Chemical is to purchase all of the issued and outstanding shares of APG Lime, Corp., a Delaware corporation and an indirect wholly owned subsidiary of the Company, for $134 million, subject to adjustments (consisting of $130.3 million in cash plus the assumption of $3.7 in debt). The transaction is expected to be completed within 60 days. A copy of the Stock Purchase Agreement and the press release issued in connection therewith are filed hereto as Exhibits 15 and 16, respectively, and are incorporated herein by reference.

          The Company also announced that its Board of Directors has authorized the Company's management to pursue a sale of Ameri-Forge, the Company's flange and heavy equipment undercarriage manufacturing and distribution operation.

Item 9.   Material to be Filed as Exhibits.

     Item 9. is hereby amended and supplemented by adding thereto the following:

     Exhibit 15   -  Stock Purchase Agreement among Global Industrial
                     Technologies, Inc., A.P. Green Industries, Inc. and Chemical Lime Company, dated as of March 8, 1999.

     Exhibit 16  --  Text of Press Release, dated March 9, 1999.

     Exhibit 17  --  Text of Press Release, dated March 9, 1999.
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                         GLOBAL INDUSTRIAL TECHNOLOGIES, INC.



                         By: /s/ JEANETTE QUAY
                            ----------------------------------------------
                         Name: Jeanette Quay
                         Title: Vice President, General Counsel, Secretary


Dated: March 9, 1999
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                                  Exhibit List


     Exhibit 15   -  Stock Purchase Agreement among Global Industrial
                     Technologies, Inc., A.P. Green Industries, Inc. and Chemical Lime Company, dated as of March 8, 1999.

     Exhibit 16  --  Text of Press Release, dated March 9, 1999.

     Exhibit 17  --  Text of Press Release, dated March 9, 1999.